August 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Draft Registration Statement on Form F-1
Submitted June 25, 2024
CIK 0002027160

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 23, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Corporate Structure and History, page 6

1.	Please revise to also include a diagram of your ownership structure prior to your reorganization.

Response: The Company has revised the disclosures on pages 6 and 45 to include a diagram of the Company’s ownership structure prior to the reorganization.

Corporate Information, page 7

2.	Your emerging growth company (“EGC”) disclosures are unclear and inconsistent. Specifically, we noted the following:

●	At the bottom of page 7 you state that you have “irrevocably elected not to avail” yourselves of the extended transition period for adopting new or revised accounting statements. This disclosure suggests you will opt out of Section 107 provisions.
●	In the risk factor “We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 22, you state that you do not plan to “opt out” of such exemptions, and, as a result of your election, your financial statements may not be comparable to those of companies that comply with public company effective dates. This disclosure suggests you will take advantage (opt in) of the Section 107 provisions.

Please address the following comments:

●	Clearly disclose whether you plan to take advantage of (opt in) or opt out of, the Section 107 provisions which provide EGCs an extended transition period to comply with new or revised accounting standards.
●	If you elect to take advantage of (opt in) the extended transition period, continue to disclose that your financial statements may not be comparable to those that comply with public company effective dates.
●	If you elect to opt out of the extended transition period, check the appropriate box on the cover page for this election.
●	On page 7, you reference “standards required by the IASB” despite reporting under US GAAP. Revise as appropriate.

Response: The Company has revised the disclosures on pages 7 and 22 to clarify that the Company plans to opt in the Section 107 provisions and page 7 to remove references to IASB.

Market and Industry Data, page 8

3.	You disclose here that your prospectus includes statistical and other industry and market data that you obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. Please revise to clarify that you commissioned the “Shipbroking Market Report 2023-2027” issued in December 2022 from Technavio to provide information cited in your prospectus regarding your industry and market position.

Response: The Company has revised the disclosures on page 8 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company did not commission the “Shipbroking Market Report 2023-2027” but rather purchased the report online. For further details, please refer to our response to Comment No.8 below.

Risk Factors

We face risks of potential unauthorized use and limited legal protection, page 13

4.	Please revise here and under Intellectual Property at page 58 to clarify whether you or any other person or entity owns intellectual property rights in Opswiz. In addition, please disclose the size of the grant from Enterprise Singapore in U.S. dollars and whether portions of the proceeds of this offering will be used to further develop the Opswiz system.

Response: The Company has revised the disclosures on pages 5, 13, 29, 44, 53 and 58 in response to the Staff’s comment.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection, page 26

5.	We note your disclosure on page 104 that all of your directors and executive officers are residents outside the United States. Please expand your disclosure here and in your enforcement of civil liabilities section to discuss the ability of U.S. investors to effect service of process within the United States on your directors and officers.

Response: The Company has revised the disclosures on pages 27 and 104 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global oil tanker fleet production and scrapping , page 35

6.	We note your disclosure that changes in vessel technology, regulations, and environmental standards can impact vessel utilization rates and operating costs, further affecting the Company’s revenue. If material, please revise to include a discussion of the regulations and environmental standards that could impact your business operations and revenue, and add related risk factor disclosure if appropriate.

Response: The Company has revised the disclosures on pages 15 and 35 in response to the Staff’s comment.

Liquidity and Capital Resources

Concentration and Credit Risks, page 42

7.	We note your disclosure that, as of March 31, 2023, one vendor accounted for 68.1% of your account payables. Please revise to provide a more detailed description of your relationship with this vendor, including which types of products or services are supplied, and whether such relationship involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement or arrangement with this vendor, include the agreement as an exhibit. If you believe you are not substantially dependent on the agreements, please explain why. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosures on page 42 in response to the Staff’s comment. We respectfully advise the Staff that the Company is not substantially dependent on this vendor because (a) such high percentage (i.e. 68.1%) is attributable to the fact that Vendor A provided co-broker services close to fiscal year end and all related payables have since been settled; (b) the Company has not entered into any formal agreement with Vendor A and is not obligated to procure services from Vendor A on a continuing basis; and (c) Vendor A accounted for only 0.2% of the Company’s cost of revenue for the year ended March 31, 2023.

Industry Overview, page 46

8.	We note your disclosure that the information presented in this section has been derived from the “Shipbroking Market Report 2023-2027” commissioned by you and issued in December 2022 by Technavio to provide information regarding your industry and market position. Please include a consent from Technavio pursuant to Rule 436 of the Securities Act as an exhibit. Also, since this report was issued in December 2022, advise on whether you have given any consideration to updating this report.

Response: The Company has revised the disclosures on page 8 to clarify that the report was purchased by the Company online. The Company respectfully advises the Staff that the Company does not believe that Technavio should be considered an expert within the meaning of Rule 436 under the Securities Act and, as a result, does not believe that it is required to obtain a consent from Technavio or list them in the Experts section of the prospectus, because the Shipbroking Market Report 2023-2027 (a) was not prepared specifically for, or at the request of, the Company; (b) was not prepared in contemplation of a securities offering by the Company or any other party; (c) does not contain any opinion relating to the Company; and (d) is publicly available or available to the public through subscriptions for a fee.

At present, there has been no new release of the report, and the Company currently does not intend to purchase an updated report.

Financial Statements, page F-1

9.	Please present audited financial statements of the Registrant, Vantage Corp. At a minimum, an audited balance sheet is required. If Vantage Corp has commenced operations, audited statements of comprehensive income, stockholders’ equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. In addition, address the presentation of Vantage BVI in the notes to the audited financial statements. Refer to Item 4 of Form F-1 and Item 8 of Form 20-F.

Response: We respectfully advise the staff that Vantage Corp. and Vantage BVI were both incorporated on April 2, 2024. As both Vantage Corp. and Vantage BVI had not commenced operations, audited financial statements of both entities were not presented. Vantage Singapore and Vantage Dubai were recast on a combined basis for financial years ended March 31, 2024 and 2023 that the entities were under common control, assuming a change in the reporting entity has occurred. When applying the guidance for a change in reporting entity, the financial statements should be presented for all periods as if the combination occurred at the inception of common control or as of the earliest period presented if the entities are under common control for all periods presented. (ASC805-50-45)

10.

You present financial statements of “Vantage Corp and its Subsidiaries”; however, Vantage Corp was not in existence on March 31, 2023 or 2024. Accordingly, the labeling of your financial statements is inappropriate. It appears that the financial statements prior to the reorganization (as of and for the years ended March 31, 2023 and 2024) represent combined financial statements of Vantage Shipbrokers Pte. Ltd. (“Vantage Singapore”) and “Vantage Nexus Commercial Brokers Co. L.L.C. (“Vantage Dubai”) and financial statements that will be presented after the reorganization will be consolidated financial statements of Vantage Corp, which will include Vantage (BVI) Corporation (“Vantage BVI”), Vantage Singapore and Vantage Dubai.

If this is the case, please make appropriate changes to the financial statements including, but not limited to:

●	the labeling of your financial statements
●	reorganization disclosure on page F-7
●	consolidation policy on page F-7

In addition, please have your auditors make any necessary changes to their audit opinion.

Response: We respectfully advise the staff that Vantage Singapore and Vantage Dubai were presented on a combined basis as the entities were under common control, assuming a change in the reporting entity Vantage Corp. has occurred (ASC805-50-45). Accordingly, we believe that the labeling of the financial statements as consolidated is appropriate, and that the reorganization disclosure and consolidation policy on page F-7 is also appropriate. Audit opinion has been updated accordingly.

Consolidated Statements of Operations and Comprehensive Income, page F-4

11.

We note your presentation of gross profit on the face of your statement of operations and comprehensive income. We also note that you recorded $167,612 of depreciation and amortization in the year ended December 31, 2023 and that $28,634 relates to depreciation of plant and equipment that is recorded within the general and administrative expense line item. Please confirm that gross profit reflects all costs that are allocable to costs of revenues in accordance with GAAP, including the allocable portion of depreciation and amortization, or, revise as appropriate.

If you do not believe a depreciation and amortization should be included within cost of revenues, explain the basis for your conclusion and tell us how your presentation complies with SAB Topic 11:B.

Furthermore, in your footnotes, please present a description of gross profit, discuss the assets that are being amortized, disclose the amount of amortization expense recorded, and disclose the line item(s) on the income statement in which amortization is recorded.

Response: We respectfully confirm to the staff that gross profit reflects all costs that are allocable to cost of revenues in accordance with US GAAP. Depreciation and amortization is not included within cost of revenues as they do not relate to direct costs attributable to the generation of revenue.

We have updated the Cost of Revenue line item in Statement of Operations and Comprehensive Income to include additional disclosure on above which complies with SAB Topic 11:B. Footnotes 5 and 6 have also been updated to discuss the assets that are being depreciated and amortized, the amount of depreciation and amortization expense recorded and the line items on the income statement that it has been recorded in respectively.

Consolidated Statements of Cash Flows, page F-6

12.	We note your line items “Interest Expenses on Lease Liabilities” within the operating activities section of your statement of cash flows, and, “Principal Payment of Lease Liabilities” and “Payment of Interest on Lease Liabilities” within financing activities. Since it appears that you have only operating leases, explain how your presentation complies with ASC 842-20-45-5 or revise as necessary.

Response: We respectfully advise the staff that the Statement of Cash Flows has been updated to present payments arising from operating leases within operating activities in accordance with ASC 842-20-45-5.

13.	We note your presentation of “Interest Income” as an adjustment to cash provided by operating activities and the corresponding “Interest Received” line item presented as a cash inflow from investing activities. Please explain how your presentation complies with ASC 230. If this represents cash receipts from interest, please refer to the guidance in ASC 230-10-45-16.b and revise as necessary.

Response: We respectfully advise the staff that interest income relates to interest on cash at bank. We have accordingly removed “Interest income” from operating activities and “Interest received” from investing activities in accordance with ASC 230-10-45-16.b.

1. Organization and Principal Activities

Reorganization, page F-7

14.	You state that the reorganization will be accounted for as a business combination among entities under common control. Refer to ASC 805-50-15-6 and tell us how you determined the reorganization meets the scope of a transaction between entities under common control. In doing so, tell us why you believe you assert control as it appears that the entities are owned by several shareholders. If the shareholders’ are operating together to assert common control, provide us with any agreements or summarize arrangements made between the shareholders that stipulate all shareholders will vote and act together in such manner that they can be viewed as entities under common control or under common management. Finally, please provide us with a list of shareholders and ownership percentages for each of your entities prior to the reorganization.

Response: We respectfully advise the staff that immediately prior to the reorganization, both Vantage Singapore and Vantage Dubai will be owned as to at least 50% by the same group of shareholders, namely Andresian D’Rozario, Quah Choong Hua and Randy Yong Choon Hong. Since these three shareholders hold more than 50% of the voting ownership interest of each entity, we consider that the two entities are under common control. The Company is still in the process of preparing for the reorganization and will provide a list of shareholders and ownership percentages for each of the two entities prior to the reorganization once available.

Notes to Consolidated Financial Statements, page F-7

15.	Given the significance of your “Other Income” line item, please describe and quantify the items that are included within this line item in the notes to your financial statements, preferably in a separate footnote.

Response: We respectfully advise the staff that we have revised the disclosures and included “Government Grants” in Statement of Operations and Comprehensive income and inserted Footnote 13 which describes and quantifies the items that make up Other Income line item.

2. Summary of Significant Accounting Policies

(q) Government Grant, page F-12

16.	Please present the disclosures required by ASC 832-10-50, including a general description of the government grant transaction(s), the line item(s) on the income statement and balance sheet that are affected by such transactions, the amounts applicable to each line item, and any significant terms or conditions of the government grants.

Response: We respectfully advise the staff that we have revised the disclosures and separately disclosed Government Grant in the Statement of Operations and Comprehensive Income as well as included Footnote 2(s) which includes a description of the government grant transaction.

11. Revenue by Service, page F-17

17.	You state on page 50 that you divide the services you provide to the tanker market into the following five divisions:

●	Dirty petroleum products
●	Clean petroleum products
●	Petrochemicals
●	Biofuels and vegetable oils
●	Projects

We also note that each of your five divisions is overseen by a dedicated division head who is responsible for managing the brokers within their division. Please tell us how you considered presenting disaggregated revenue disclosures under ASC 606-10-50-5 for your five divisions.

Response: Based on management’s assessment under ASC 606-10-50-5, management considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has categorized its services into five divisions and identified four operating segments across two geographical regions—Singapore and Dubai—as follows:

1.	Freight commission
2.	Demurrage commission
3.	Deviation and other commission
4.	Sale of vessel commission

General

18.	You refer to your financial statements as “Consolidated Financial Statements”, “Combined Financial Statements” and “Consolidated Combined Financial Statements” in your filing. Please present the description of your financial statements in a consistent manner. Alternatively, you may want to describe the financial statements presented prior to the reorganization, and the financial statements that will be presented subsequent to the reorganization.

Response: We respectfully advise the Staff that we have revised the Amended F-1 to refer to the financial statements as “Consolidated Financial Statements.”

19.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained or intend to retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company confirms that neither the Company nor anyone authorized by the Company has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company further confirms that it will submit any written communications that are presented to potential investors in reliance on Section 5(d) prior to the effectiveness of the registration statement.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.